 Exhibit 99.4

Common TV Call

COMMON TV CALL

Q1 FY 2017 RESULTS

July 15, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President & Chief Financial Officer

Mohit Joshi

President & Head - Financial Services

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics

Ravi Kumar S.

President & Chief Delivery Officer

PRESS

Rukmini Rao

CNBC TV18

Chandra

ET NOW

Sarjeet

Bloomberg Quint

Adith Charlie

CNBC TV18

Vishal Sikka

We have started Q1 on the back of very strong Q4 as we ended the previous financial year with one of the best Q4s in many years. I am disappointed with the revenue performance that we had in Q1. We grew by 2.2% in reported terms and I had expected that we will do better. This happened because of some unanticipated slowdown in some discretionary parts of Consulting and Package Implementation and also some of the large deals that we had won in the quarters before, were slower to ramp up. So as a result, the revenue performance was not quite what I expected. But at the same time, we had very strong performance in almost all the other metrics and I am quite encouraged by that. In particular in the execution of our strategy, we had strong performance in our delivery organization which has been renewing itself at a frantic pace on the basis of ‘Zero Distance’; collaborative grounds of innovation initiatives like that, on the basis of Design Thinking spreading pervasively; as well as on the basis of Automation where we saved additional 2,000 plus people worth of effort; as well as in large deal wins, we crossed $800 mn in large deal TCV wins; utilization improved. In almost every major metric in our top-5, top-10 and top-25 clients we grew significantly faster than the overall company. What I am most encouraged by is that our new services and our new areas in particular our MANA platform area, our work with Skava, with Edge Products showed significant improvement. That gives us quite a bit of reason to be excited as we look ahead to the future. So given the slowness in performance in particular in Consulting and related areas, where we lost in the neighborhood of about a percent or a little bit more than that that we had expected, we are lowering our guidance for the overall year given the visibility that we have in that part of the business, as well as looking at the overall situation and so forth. But, by and large we continue to be excited about our execution on our strategy in particular both in the renewal of our existing services and especially in the new areas that we are bringing that we are counting on as a way to transform our company to one where Software and Automation becomes an integral part of how services are delivered so that we can continually bring innovation, free people up to be more innovative, as well as continue to lower the cost, and improve the margins of our company on our march towards our 2020 ambition of $ 20 bn revenues, 30% operating margins and $80,000 revenue per employee. So, with that I would love to adopt to some questions.

Rukmini Rao

Rukmini Rao from CNBC TV 18. A couple of questions really: The slowdown that you have reported this quarter, is that a one-off thing and what is the visibility that you have for the rest of the year? Also, in terms of guidance cut that has come, wanted to understand what is driving this? Also, if you can elaborate on the volume growth front, we have seen a muted growth.

Vishal Sikka

So as we look ahead, we are extremely encouraged by the performance in particular in the new services as well as in the renewal of our core services and in the large deal wins. So these three are going to help us continue to deliver good performance over the rest of the year and obviously we will work very hard to get back to the kind of performance and even exceed the performance that we have seen in the recent years. But, the slowdown that we saw in a couple of these areas, since the nature of our business is that in the beginning of the year if you do this, then it takes a bit longer to recover from that, and some other macroeconomic uncertainties that we see. So altogether when we were looking at it given that we did 2.2% in the quarter, which is 1.7% in previous quarter’s constant currency rates, we are lowering our revenue guidance. But we are continuing to be very confident about the direction that we have in both the renewal of all our existing services which have showed a significant momentum as well as in particular in the new areas where our new offerings, for example, MANA, which we just launched it this quarter and we have already seen the first clients purchase it and already started to become successful with it. So that is something that we are extraordinarily happy about.

Chandra

Chandra here from ET Now. I have questions for all three of you, so I will just go one-by-one. Vishal, you sound pretty subdued compared to the optimism that you radiated in the last four quarters. I do not know if it is a sign of things to come. But just want to start by asking you, what has changed so dramatically in three months? Usually, we see companies lowering guidance or going back on their stated guidance perhaps two or three quarters into a financial year. So why did the management have such poor visibility into just one quarter and how you sort of going to assure shareholders that your visibility for the next quarter is not so bad and you will deliver on your stated number? Pravin, you flagged off some of the headwinds mid quarter, you said that there will be some bump-ups volatility because of weakness in Energy and Insurance. Are these the problem verticals? Are there more? Will they continue? Ranga, the deal growth has been very robust, but it is not getting reflected in terms of the revenue growth. So, is pricing again under a lot of pressure and is it only going to get worse because everybody is talking about commoditization of existing businesses, if you can just give us some color on that?

Vishal Sikka

I do not know about being subdued. As I said, I keep a long-term view on things when times are good as well as when times are not so good. I am actually extremely encouraged. I was in Bangalore for several weeks, meeting with the teams and so forth. I am actually quite excited about how our strategy is being embraced in a massive way both in renewal of our existing services and in the new areas that we have launched how we have started to rethink our client engagement with Design Thinking in a very pervasive way which is now reflecting in a consistent large deal win rates. Look, at the beginning of the quarter as we were ending the previous year, we did not anticipate the slowdown in the discretionary parts, in particular in Consulting this was certainly something that we did not expect at the beginning of the quarter and also some of the large deals that we had won in the previous quarter we won close to $750 mn of large deals. So we expected that those projects will ramp up and so forth. That ramp up has been slower than we anticipated. Couple of the very large deals that we won started towards the end of the quarter and so forth. So as we look ahead to the rest of the year, barring the fact that we had a couple of the slowdowns in a couple of parts of our business, all the parts of our strategy are actually functioning, are firing on almost all of the cylinders. So I am really excited and obviously we have to give our guidance to the market based on what we see and looking at the overall situation… Brexit just happened, so far Brexit has had no impact on us, but as we look ahead to the future, clearly, this is something that many banks are worried about and so forth. It creates this opportunity for us in the medium to long-term. But in the near-term, we do not know how this will play out and so forth. So given the visibility, we lowered our guidance by one point which is not that much and obviously our team is committed to working on it and ensuring that we deliver strong performance, but we have to guide the market based on what we see and this is what we see presently.

Pravin Rao

From a vertical perspective, we saw good growth in Retail and CPG about 5.5% growth. We saw very good growth in Telecom, Banking and Manufacturing was good. Banking if you ignore Finacle was 2.5% growth, Insurance actually did well. The two areas where we did not do well – one was expected which was Energy which degrew. Life Sciences was a bit of a surprise for us, we did not anticipate in the beginning of the quarter. But to some extent, Life Sciences was also massively hit by the slowdown in the discretionary spend that Vishal talked about earlier in the Consulting and Package Implementation and Life Sciences bore the brunt of it. So we hope that it is not a cyclical trend on the Life Sciences thing and it should recover over a period of time. Barring Energy, I think right now we feel fairly confident about rest of the industries.

Ranganath D. Mavinakere

I think while there is a lot of focus this quarter on the revenue from the kind of questions, I would also like to highlight the margin part of it. If you look at the operating margin for this quarter, it is at 24.1%. We did reasonably well on margin front. For example, if you look at the Q1, typically we have compensation increases which had an impact of 1.4% and the visa charges is about 0.8%, but we were able to offset all that and maintain the operating margin at the same level as Q1 of last year through cost optimization measures. Many of the cost optimization measures whether it is utilization going up and the subcontractor expenses as a percentage of revenue coming down, some of those factors continue to happen which is positive. You asked the other question of the deal ramp-up. As you know, this quarter also we won little over $ 800 mn. Now typically when we win a deal, roughly about 7.5% to 10% of the TCV converts back to revenue in the first year. That has been the thumb rule. Now, we expected certain deals that we had won in the earlier quarters to quickly ramp up in Q1 and some of them have actually. A couple of surprises were there which had got pushed back to the subsequent quarters. So that is the thing about the conversion. Coming back to your question on pricing, if you look at in constant currency on year-on-year, the pricing drop has been pretty much 0.2%. So the same kind of pricing drop that we saw has not been significantly different from what we saw earlier. As we have said in the past, this pricing drop we need to offset through operation efficiency and productivity improvements in the company, and some of the trajectory that we have seen on utilizations, subcon expenses, onsite employee cost as a percentage of revenue we held at 39.3%, which is same as last year. So some of these things we will offset the price decline. Cash flow generation, it is 33% up as compared to Q1 of last year at little over 450 mn. These are some of the factors which I would like to highlight in addition to the revenue part where the trajectory that we had assumed when we gave is in the right direction.

Sarjeet

Vishal, Hi, this is Sarjeet here from Bloomberg Quint. You gave a constant currency guidance of 10.5% to 12%. Can you elaborate on the dollar guidance because it was around 11.8% to 13.8%, what will be that dollar guidance now? Secondly, a color on the kind of deals which are coming from European Union or the Europe as a continent for you, will there be a hold up with respect to those deals coming in? How is the Banking and Financial vertical doing for you in that sense? Pravin, the attrition rate has gone up to 21%. What is the reason from 17-point something to nearly 21% despite a good wage hike which you did I think still the attrition has gone up? For Ranga, the EBIT margins has come down to 24.1%. As you said, you had given a band of EBIT margin of 24% to 26%. Do you think you will remain at the lower end of the band or you have that present potential to go up to 26% by the end of the year?

Vishal Sikka

The kinds of deals that we have won are all over the world in all geographies and also in Europe. So in terms of the large deal wins, there has not been a slowdown. So we are excited about that. We want to bring in the Renew-New mix to these large deals as we start to execute on these. In terms of the impact of Brexit on Europe and so forth, it is too early to tell. Clearly, some of the banks are in a state of trying to figure out what this means and what are the kinds of changes that they will need to make and what that means for near-term spending and so forth. My sense is that as unfortunate as some of these walls that are getting created because of things like Brexit are, it does create more need for services, more need for integration, more need for ways to interoperate across boundaries and so forth. So, in general, that would mean additional opportunities for revenue growth. But at the same time in the near-term I think that we might see some uncertainty due to this. But it is too early to tell. I want to clearly say that so far we have not seen any impact as a result of Brexit. On the dollar guidance, what we have guided in the beginning of the financial year was 11.5% to 13.5% on FY’16 constant currency and that amounted to 11.8% to 13.8% on March 31. That 11.5% to 13.5% has now become 10.5% to 12% and that correspond the 11.8% to 13.8% that we have guided earlier becomes 10.8% to 12.3% in March 31st currency.

Ranganath D. Mavinakere

Just to add to the guidance, if you look at when we guided 11.5% to 13.5%, typically you see the Q1 is an important quarter and every 1% drop in Q1 growth rate typically impacts the overall growth rate by about 1%. So at the same time we have taken into account some of those aspects and the visibility we have at this point in time. If post Q2 performance things change, we will again relook at our guidance, if things pan out to be better than we have expected or it is same as what we see today, that assessment we will make later on.

Pravin Rao

On the attrition front, while the attrition has increased as compared to previous quarters, part of it is to do with the seasonality because typically in quarter one we have higher exit due to higher studies and so on. We also track high performers’ attrition and there actually it has come down. Earlier last quarter it was 13.4% and this quarter it has come down to 11.2%, so we are encouraged by that. Obviously we have to watch out but at this stage we are not unduly concerned. And we continue to do many, many things on the employee front, just today we re-launched our ESOP program after a gap of about 13 years. For starters, we are rewarding about 7,500 of our employees from junior to middle management with restricted stock options and we will extend it to middle management, senior leaders and title holders subsequently. We continue to focus on re-skilling employees, we have revamped our leadership development programs, we have launched many initiatives around career mobility, mentoring and so on. So we continue to focus a lot of employee experience and employee engagement. Even though the attrition has increased, we are not really concerned at this stage, obviously we will continue to watch out from here.

Chandra

Margins?

Ranganath D. Mavinakere

Yes. So coming back to the margins, as I said earlier, if you look at Q1 the operating margin of 24.1% is reasonable. Because every Q1 we have two pieces of additional cost as compared to previous quarters which is really the compensation increase which we announced which has impacted the margin by 1.4% and Visa charges 0.8% which we are able to offset through cost optimization measures. The key thing is, to compare it year-on-year basis. For example, Q1 of last year it was 24/0%, now it is 24.1%.

Having said that, there are several cost optimization measures whether it is utilization, sub-con expenses which I have talked about earlier. We have been able to reduce, for example, the sub-contractor expenses which hit a peak of 6.3% in Q3, came down to about 5.6% in Q4, now it is 5.4% in Q1. So the trajectory is right. Likewise, utilization consistently over the last five quarters is above 80%, excluding trainees. We further improved it this quarter. We feel there is scope for improvement there as well. Whereas some of the other levers like the onsite effort mix did not show improvement, we want to work on it. Likewise, on the onsite employee cost is 39.3% which is stable as compared to last year.

Margin is a derivative of two things, one of course is the cost optimization piece which we will continue to do and which are progressing well and it is also part of the revenue trajectory. Now we had given a medium-term revenue guidance of 24 to 26. We stick to that for the medium-term. The revenue trajectory for the balance three quarters, we need to watch. Keeping in view whatever we have given the revenue trajectory, at this point in time we are looking at comfortably 24% to 25% margins in the short-term

Participant

Sir, what is the reason for declined growth in India its declined by 7.6% quarter-on-quarter?

Pravin Rao

In India it is a very small percentage of our business and we typically execute system integration project. Some time some projects end and so that consequently result in decline in revenue. So in India, given the small base and the nature of projects that we execute, we continue to expect volatility quarter-on-quarter. I don’t think we should read too much into the India unit performance.

Adith Charlie

Adith Charlie from CNBC TV18. Just a couple of quick questions. In terms of the projects not ramping up in Q1, could you give us some sense on where are these projects in terms of geographies and verticals? Secondly, I believe that the Mana platform head has moved on, have you identified a replacement? And thirdly, Vishal, your previous employer SAP recently said that Brexit could also be an opportunity in terms of the kind of projects that will come up on the governance side on integration, on new systems. Would you share that optimism?

Vishal Sikka

Yes, I do share that optimism. As I said earlier, it is unfortunate that this Brexit kind of a thing means that more walls get created between organizations, institutions and societies. But nonetheless when there are more walls then there is more opportunity for integration, for interoperability and transparency across the boundaries and so forth. So this would mean more business over time. Nonetheless, in the near-term people are still trying to figure out what this means and so there could be some uncertainty. Mana platform head has not left, Mana platform head is Navin. Samson has left, he was the head of our Cloud and Infrastructure Services. He used to run also the Mana Implementation Services, so he was a long-term employee of Infosys and we wish him well but the Mana team and the Mana platform is very much within the Company.

Adith Charlie

Also on the ramp up.

Vishal Sikka

Yes, the ramp ups were across geographies. One large deal that we had won in Healthcare area in North America started a little bit later than we expected and one in Europe in the financial areas started a little bit later than we expected. As well as, again in the Lifesciences area some of the consulting projects were impacted by unanticipated discretionary spending related areas and so forth. So that is basically what happened.

Chandra

Hi, Chandra again. Just final couple of questions. Vishal, what does this do to your 2020 aspirational target? I know it is an aspirational target, but would you need to reset that in terms of revenues or even on the margins front because a 5% uptick in three years look challenging? And also Ranga, just wanted to clarify again, you are saying the margin band will be 24% to 25% instead of 24% to 26%, if you can just clarify over that, Vishal?

Vishal Sikka

So in terms of the 2020 ambition, this does not do anything to it, that is our aspiration. I believe that is the right direction, right aspiration for the company to have. As I have always said, that is not a goal. If we are able to execute and continue to execute and bring to scale the kinds of changes that we are doing, then this will be a consequence of the work that we do and will look back on it with great success. We are on that trajectory. I think if you look at revenue per employee overall for the company, that has gone up slightly and I think that is a direct result of on one hand the high margin non-linear growth that we see in the new software areas, as well as better utilization and deployment of zero bench for example, which is our initiative to more or less eliminate the notion of a bench in our industry which has now touched close to 100% of the folks on the bench, 99.5% of people on the bench have performed at least one job that is on our zero bench market. I am extraordinarily encouraged that, I think you start to see that in the productivity improvements. For the first time in a few quarters we have been able to decline that trend and revenue per employee has started to go up and our aspiration continues to be $80,000. So the 2020 aspiration is still very much what it is and one 90-day cycle does not hold us back on growing after that. Ranga, on the margins?

Ranganath D. Mavinakere

Yes. So as I said earlier in the margins, our medium-term band continues for the medium term 24% to 26%. If you look at this quarter, we are 24.1% and it is same level as last year's Q1. Q1 always has typical compensation hikes and Visa charges - compensation hike impacted 1.4% and visa also had an impact but we were able to kind of offset through the cost optimization measures that I talked about on the sub-con expenses, on the utilization improvement and the onsite role ratio and so on. Now every year in Q1, this is the impact and during the balance year some of these impacts get recovered. Now if you look at the margin, the question that you asked for the short-term margin guidance, margin is a combination of both revenue trajectory as well as the cost optimization. I believe that cost optimization parameters are moving in the right direction. We will continue to push those peddles and the levers which I talked about, the utilizations, sub-con expenses, onsite effort mix, onsite role ratio and so on. Now given the revenue trajectory that we foresee at this point in time for the balance three quarters, short-term band range for the operating margin is 24% to 25%. Our medium-term we still reiterate 24% to 26%. Short-term, we will see how the Q2 really pans out. So for the short-term we will reiterate 24% to 25%.

Chandra

Short term is three quarters?

Ranganath D. Mavinakere

Short-term is something we have to see how the next couple of quarters pan out.

Vishal Sikka

For FY 17, we are keeping it at 24% to 26%. Thank you.

Mohit Joshi

FSI grew over 2.5% on a reported basis. I think with the exception of some small sub segments like capital markets or like broker dealers, overall demand remains strong. If you look at the large deals as well, a portion of the large deals came from the financial services sector and some of these are very interesting deals. So for instance, we did a large consolidation deal with an asset manager, we did a large deal with an Australian bank to build out their payments platform. So BFSI overall performance in the quarter was strong. Overall, as Vishal mentioned, our story of software plus services, and this is really resonating with our clients. The entire story around artificial intelligence, automation and digital is really resonating with our clients.

On the Brexit thing, I think as both Vishal and Ranga mentioned, it is too early to tell. There are some opportunities coming out of Brexit because there could be restructuring for some clients, there is going to be some remediation work that will need to be done. On the other hand, there are some concerns around what it will mean for the spend, what it will mean for decision making, but really too early to tell.

Participant

My question was with respect to the Brexit question, I know there will be a lot of opportunities opening in companies like Infosys, but will it come after a lull or it will be a constant thing? Because decision making may get deferred until definite agreements coming into play between UK and European Union and till then the decision making will not happen, right. So will there be a dip in that before it actually picks up?

Mohit Joshi

That is absolutely a possibility. But what we are saying is as of now we are not seeing that impact. The other thing to understand is that technology is really such a critical component of banking, it is such a critical component that most of our clients, and indeed most banks across the world are extremely focused on it. To really cut off technology spending would really choke off a huge portion of their strategic ambitions. While it is certainly a possibility, the decision making may slow or some budgets may get cut, equally there is an opportunity for growth on account of the remediation, planning, at least that will need to start if they are looking to move certain businesses out of the UK into other parts of Europe. If they are looking at this as an overall opportunity to renew and refresh the systems, that equally is a possibility.

Rukmini Rao

Hi, this is Rukmini Rao from CNBC TV18. Sandeep, want to understand from you, given the election year in the US, in terms of spending over there, what is it looking like and what are you hearing from clients, especially from the US? And also, Ravi, in terms of the initiatives in the delivery that have been taking place, want to understand from you how have that been paying off currently and also in terms of a long-term growth plan that you have for the delivery, what is that like? Thank you.

Sandeep Dadlani

Thanks, Rukmini. You see, we have seen so many election cycles in America over the years and every time there is an election cycle there is some rhetoric. Sometimes there is a louder rhetoric depending on the candidates in fray, sometime there is a smaller rhetoric. We are not seeing any impact to business because of this. We are obviously watching legislation very carefully but so far we don’t see any impact to business. Now what we are doing proactively to ensure that the business model is sustainable, to ensure sustainable growth is, one is, we are leveraging the latest disruptions in technology to start taking care of the same delivery cycles without having too much onsite presence. Second thing is, ultimately we believe that local hiring in each country we operate in is important, that we are focusing on. And thirdly, we have to work through industry bodies, NASSCOM and the likes to articulate the value of our proposition very well even in these changing times to different economies we operate in. So these three things we can do proactively. The rest is something to wait and watch for. So far we think this is election rhetoric and common sense will prevail always.

Ravi Kumar S.

So coming to the delivery initiatives, you have actually seen the revenue numbers for the quarter which Ranga, Pravin and Vishal spoke about, on core IT services we grew by 3.6% and some of our service lines did extremely well. So the renewal of services has been on a good track. Application Development did around 7%, our Infrastructure Services did 5.9%, Engineering Services did 5%. So we have a very healthy core IT services. Our margins stood up you have seen that 24.1% on the back of high utilization, utilization went up from 80.1% to 80.5%. We have a very good initiative around building utilization you’ve heard about zero bench. We have almost 20,000+ jobs, 40,000 people are applying for it, 180,000 applications. We have stream line that through a set of themes which are monetizable in nature our zero distance initiative. I think it’s one of the most path breaking grass root invocation initiative in any corporate I have ever seen. We roughly have 111,000 applications on it, zero distance templates on it, quite a few number of them on client conversations; 3,000+ prototypes on it. We have started monetizing value out of it, so that has actually taken a very good trajectory. We are seeing extremely good traction on specific campaigns; in mainframe modernization we got massive upswing with our clients. We have got a very good opportunity with the ability to take new services and bundle it with the renewal of old services. In fact, a lot of large contracts we are looking at cost take outs using our AI platform. So that is actually playing very well, we are baking in software into a services in line with our strategy, that is actually moving well. So overall I see a very-very positive trajectory. Our revenue per employee has gone up from $50.7 thousand to $50.9 thousand that’s a good swing upwards. So overall, every service line has created reasonably good renewal of services to create an activeness with our clients to pick it up. So we are seeing good traction on core IT services.

Mohit Joshi

Yes. To supplement what Ravi was saying, I think we have always been known as a very efficient execution machine and thanks to a lot of the efforts that have happened in grass roots innovation led by Vishal and Ravi in terms of ‘Zero Distance’, the feedback from all of our clients was about our ability to come up with new ideas, the levels of engagement and passion that they are seeing from our development teams and the value that we can bring to their businesses; I think is significantly amplified thanks to all the efforts that Vishal and Ravi and the entire delivery organization has been putting in.

Chandra

Hi, Chandra from ET NOW. Question each for Sandeep, Ravi and Mohit. Sandeep, Pravin had some encouraging things to say about how retail has been performing but it has been pretty volatile because one quarter it has done well, one quarter it has not. How much of sentiment Brexit going to have on this going forward? Ravi, you are really driving initiatives as far as ‘Zero Distance’, delivery is concerned and a lot of the margin contribution is now coming from these optimization initiatives because revenue growth has been lagging. So what else will you be really doing to push the pedal on that. And finally, Mohit BFS also, has grown pretty well. What kind of opportunity does Blockchain really present for you going forward, I understand you already have a platform there but opportunities here going forward? Thank you.

Sandeep Dadlani

Thanks, Chandra. So you are right retail has been volatile because as an industry fundamentally, Retail is disrupted by call it ‘Amazonfication’ of retail or the digital disruption. For the last few months, I think a lot of brick-and-mortar retailers have figured out ways to adapt very strongly to their online and omni-channel strategies. May and June US retail sales have been quite solid; while not dramatically growing, they have been very solid. We have focused on driving their omni-channel strategy strongly and driving efficiencies through AI, Big Data, etc., and you can see that Retail &CPG has been the fastest growing vertical quarter this quarter at 5.5%+. We expect that our focus and investments to continue in this area. Now Brexit is interesting for retail. It is too early to tell but if you look at the statistics there are 500 retailers who sell online stuff in the US. 212 of them actually export things to the UK when a UK consumer order something online. Now with Brexit there is a no implication to U.S. exporting to UK per se. However if consumer sentiments suffer in the UK or if there are recessionary reasons that come in the UK then US retail sales start getting effected. We are trying to wait and watch to see how online sales of US retailers will get affected because of Brexit over the coming months.